SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        VoiceStream Wireless Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    928615103
                              ---------------------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000


--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               February 25, 2000
--------------------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------------                                      ---------------------
CUSIP NO. 928615103                                        PAGE 2 OF 24 PAGES
---------------------                                      ---------------------
------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman, Sachs & Co.
------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 a)  [  ]
                                                                 b)  [x ]
------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A

------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     [ ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ---------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          9,983,617
    EACH                   ---------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ---------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    10,018,617

------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         10,018,617

------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                    [  ]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%

------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         BD-PN-IA
------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 928615103                                        PAGE 3 OF 24 PAGES
---------------------                                      ---------------------
------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Goldman Sachs Group, Inc.
------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [  ]
                                                                (b)  [x ]
------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A

------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [  ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         68,821
    SHARES                 ---------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          9,984,337
    EACH                   ---------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           68,821
    WITH                   ---------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    10,019,337

------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,088,158

------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     [  ]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%

------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         HC-CO
------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 928615103                                        PAGE 4 OF 24 PAGES
---------------------                                      ---------------------
------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GS Advisors, L.L.C.
------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [  ]
                                                               (b)  [x ]
------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A

------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [  ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ---------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          8,986,738
    EACH                   ---------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ---------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,986,738

------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,986,738

------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                    [  ]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%

------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO

------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 928615103                                        PAGE 5 OF 24 PAGES
---------------------                                      ---------------------
------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GS Capital Partners, L.P.

------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [  ]
                                                               (b)  [x ]
------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A

------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [  ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ---------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          8,986,738
    EACH                   ---------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ---------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,986,738

------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,986,738

------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [  ]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%

------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN

------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 928615103                                        PAGE 6 OF 24 PAGES
---------------------                                      ---------------------
------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stone Street Fund 1992, L.P.
------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [  ]
                                                               (b)  [x ]
------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A

------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [  ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ---------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          470,401
    EACH                   ---------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ---------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    470,401

------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         470,401

------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                    [  ]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%

------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN

------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 928615103                                        PAGE 7 OF 24 PAGES
---------------------                                      ---------------------
------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bridge Street Fund 1992, L.P.
------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [  ]
                                                               (b)  [x ]
------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A

------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [  ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ---------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          273,069
    EACH                   ---------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ---------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    273,069

------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         273,069

------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                    [  ]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%

------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN

------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 928615103                                        PAGE 8 OF 24 PAGES
---------------------                                      ---------------------
------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stone Street 1992, L.L.C.

------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [  ]
                                                                (b)  [x ]
------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A

------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [  ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ---------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          743,470
    EACH                   ---------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ---------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    743,470

------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         743,470

------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                    [  ]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%

------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO

------------------------------------------------------------------------

         Item 1. Security and Issuer.
                 -------------------

         This statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3650 131st Avenue S.E., Bellevue, Washington 98006.

         Item 2. Identity and Background.
                  -----------------------

         GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. ("Goldman Sachs"), The Goldman Sachs Group, Inc. ("GS Group"), Stone Street Fund 1992, L.P. ("Stone Street"), Bridge Street Fund 1992, L.P. ("Bridge Street") and Stone Street 1992, L.L.C. ("Stone Street LLC" and together with GS Capital, GS Advisors, Goldman Sachs, Stone Street and Bridge Street, the "Filing Persons")1 hereby file this statement on Schedule 13D with respect to the Common Stock of the Company. Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own shares of Common Stock through GS Capital, Stone Street and Bridge Street (Stone Street, Bridge Street and GS Capital are collectively referred to as the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner or the managing general partner. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed to beneficially own shares of Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. Goldman Sachs and GS Group may also be deemed to beneficially own from time to time shares acquired in ordinary course trading activities by Goldman Sachs. In addition, GS Group also owns shares of Common Stock and may be deemed, for purposes of this Statement, to beneficially own shares of Common Stock issuable upon exercise of options held by a managing director of Goldman Sachs who is a director of the Company and who holds such options for the benefit of GS Group. Stone Street LLC may be deemed, for purposes of this Statement, to beneficially own shares of Common Stock through Stone Street of which Stone Street LLC is the general partner and Bridge Street, of which Stone Street LLC is the managing general partner. Stone Street LLC disclaims beneficial ownership of shares of Common Stock beneficially owned by Stone Street and Bridge Street to the extent of partnership interests in Stone Street and Bridge Street held by persons other than Stone Street LLC.

         GS Capital, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited liability company, is the sole general partner of GS Capital. Goldman Sachs, a New

--------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934 (the "Act").

York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the investment manager for GS Capital and the manager for each of GS Advisors and Stone Street LLC. Goldman Sachs is owned, directly and indirectly, by GS Group. GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. Stone Street and Bridge Street, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial instruments. Stone Street LLC, a Delaware limited liability company, is the sole general partner of Stone Street and the sole managing general partner of Bridge Street. The principal business address of each of the Filing Persons is 85 Broad Street, New York, New York 10004.

         The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference.

         The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in
Schedule II-A-i hereto and are incorporated herein by reference.

         The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference.

         The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone Street LLC are set forth in
Schedule II-B-i hereto and are incorporated herein by reference.

         The name, business address, present principal occupation or employment and citizenship of each member of the Stone Street Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for Stone Street LLC on behalf of Goldman Sachs, are set forth in
Schedule II-B-ii hereto and are incorporated herein by reference.

         During the past five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I, Schedule II-A-i, Schedule II- A-ii, Schedule II-B-i or Schedule II-B-ii hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         The Filing Persons have entered into a Joint Filing Agreement, dated as of March 6, 2000, a copy of which is attached hereto as Exhibit 99.3.

         Item 3.  Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

         On February 25, 2000, wholly-owned subsidiaries of the Company merged into each of VoiceStream Wireless Corporation, a Washington Corporation ("VWC"), and Omnipoint Corporation, a Delaware corporation ("Omnipoint") (such events being referred to herein collectively as the "Merger"). As a result of the Merger, (a) shareholders of VWC received one share of Common Stock for each share of common stock of VWC that they owned at the time of the Merger and (b) shareholders of Omnipoint were given the choice of electing to receive for each share of Omnipoint Common Stock that they owned at the time of the Merger either
(i) 0.825 of a share of Common Stock plus $8.00 in cash (the "Standard Election Consideration"), (ii) all stock, in which case the number of shares of Common Stock to be received would be determined in accordance with the merger agreement (the "Stock Election Consideration"), or (iii) all cash, in which case the amount of cash to be received would be determined in accordance with the merger agreement. Under the terms of the Merger, there is a fixed number of total shares of Common Stock and a fixed amount of total cash that the Company will issue and pay to holders of Omnipoint common stock. Accordingly, persons electing the all stock or all cash election might receive a mix of Common Stock and cash (the "Cash Election Consideration" and, collectively with the Standard Election Consideration and Stock Election Consideration, the "Merger Consideration").

        Item 4.  Purpose of the Transaction.
                 --------------------------

         The foregoing acquisitions of Common Stock were made for investment purposes only. None of the Filing Persons has any present plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

         Each of the Filing Persons, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transaction with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and/or may cause any of the Limited Partnerships or Stone Street LLC to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities owned by such entities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        Item 5.  Interest in Securities of the Issuer.
                 ------------------------------------

         (a) As of February 25, 2000, GS Capital and GS Advisors, through GS Capital's beneficial ownership of 8,986,738 shares of Common Stock, may each be deemed to have beneficially owned 8,986,738 shares of Common Stock, representing approximately 5.5% of the shares of Common Stock expected to be outstanding as of immediately following consummation of the Merger (as reported in the Company's Joint Proxy Statement-Prospectus, dated January 25, 2000 (the "Proxy Statement-Prospectus"), with respect to the Merger.

         As of February 25, 2000, Stone Street may be deemed to have beneficially owned 470,401 shares of Common Stock, representing approximately 0.3% of the shares of Common Stock expected to be outstanding as of immediately following consummation of the Merger (as reported in the Proxy Statement-Prospectus). As of February 25, 2000, Bridge Street may be deemed to have beneficially owned 273,069 shares of Common Stock, representing approximately 0.2% of the shares of Common Stock expected to be outstanding as of immediately following consummation of the Merger (as reported in the Proxy Statement-Prospectus). As of February 25, 2000, Stone Street LLC, through Stone Street's and Bridge Street's collective beneficial ownership of 743,470 shares of Common Stock, may be deemed to have beneficially owned 743,470 shares of Common Stock, representing approximately 0.5% of the shares of Common Stock expected to be outstanding as of immediately following consummation of the Merger (as reported in the Proxy Statement-Prospectus).

         As of February 25, 2000, Goldman Sachs may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of February 25, 2000, Goldman Sachs may be deemed to have beneficially owned 280,608 shares of Common Stock held in Managed Accounts and 7,801 shares held as a result of ordinary course trading activities of Goldman Sachs in the shares of common stock of VWC prior to the consummation of the Merger. Accordingly, as of February 25, 2000, Goldman Sachs may be deemed to have beneficially owned approximately 6.2% of the shares of Common Stock expected to be outstanding as of immediately following consummation of the Merger (as reported in the Proxy Statement-Prospectus).

         As of February 25, 2000, GS Group, through its direct beneficial ownership of 68,821 shares of Common Stock, may be deemed to have beneficially owned 68,821 shares of Common Stock, and may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of February 25, 2000, GS Group may be deemed to have beneficially owned 280,608 shares of Common Stock held in Managed Accounts and 7,801 shares held as a result of ordinary course trading activities of Goldman Sachs in the shares of common stock of VWC prior to consummation of the Merger. In addition, GS Group may be deemed to beneficially own 720 shares of Common Stock issuable upon exercise of vested options held by Terence M. O'Toole, a Managing Director of Goldman Sachs, for the benefit of GS Group. Accordingly, as of February 25, 2000, GS Group may be deemed to have beneficially owned approximately 6.2% of the shares of Common Stock expected to be outstanding as of immediately following consummation of the Merger (as reported in the Proxy Statement-Prospectus and including the 720 shares issuable upon exercise of the aforementioned options held by Terence M. O'Toole for the benefit of GS Group).

         In addition, as of February 29, 2000, Goldman Sachs may be deemed to have beneficially owned shares of Common Stock through the ownership of shares of Omnipoint Common Stock held in Managed Accounts and shares of Omnipoint Common Stock acquired through ordinary course trading activities of Goldman Sachs prior to the consummation of the Merger, and GS Group may be deemed to have indirectly beneficially owned such shares of Common Stock through Goldman Sachs. Those shares of Omnipoint Common Stock now represent the right to receive the Omnipoint Merger Consideration as described above in Item 3. The amount of shares of Common Stock which Goldman Sachs will receive as Merger Consideration is dependent upon both the form of consideration which Goldman Sachs may elect to receive and the form of consideration that other former shareholders of Omnipoint Common Stock may elect to receive, and final elections have not yet been made. The beneficial ownership reflected in this Schedule 13D does not reflect any shares of shares of Common Stock which may be deemed to be beneficially owned by GS Group and Goldman Sachs through beneficial ownership of Omnipoint Common Stock as described in this paragraph.

         None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii to this statement, beneficially owns any shares of Common Stock as of February 25, 2000, other than as set forth herein.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 8 above.

         (c) Schedule III sets forth the transactions in the shares of common stock, no par value (the "VWC Common Stock"), of VWC which have been effected during the period from December 27, 1999 through February 25, 2000, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule III, were effected in the NASDAQ National Market. The total consideration (exclusive of commissions) for the shares of VVC Common Stock purchased during this period was approximately $1,460,137.17. Except as set forth in Schedule III, no transactions in the Common Stock or the VWC Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto, during the period from December 27, 1999 through February 25, 2000.

         (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

         (e) Not applicable.

          Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.
                  --------------------------------------------------------

         The Company and GS Group, GS Capital, Bridge Street, Stone Street and certain other stockholders of the Company are party to a Voting Agreement, dated as of February 25, 2000 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Filing Persons have agreed to vote the number of shares of Common Stock beneficially owned by them (excluding shares beneficially owned through broker-dealer activities) for the election of a board initially consisting of 16 members, subject to adjustments, designated as follows: (i) John Stanton, as long as he is the chief executive officer of the Company; (ii) one member designated by Mr. Stanton, so long as he or entities affiliated with him beneficially own at least 4,500,000 shares of Common Stock; (iii) four members designated by Hutchison PCS (USA) Limited and its affiliated entities, which number of designees shall be subject to increases or decreases depending upon increases or reductions in Hutchison PCS (USA)'s percentage ownership of outstanding Common Stock, including shares of Common Stock issuable to Hutchison PCS (USA) upon conversion of the Company's 2.5% Convertible Junior Preferred Stock; (iv) one member designated by GS Group and the Limited Partnerships, so long as the Limited

Partnerships and GS Group beneficially own at least 4,500,000 shares of Common Stock; (v) four members who were on the Omnipoint board prior to the Merger and who are selected by Omnipoint to serve during the period from the closing of the Merger until and including the second annual meeting of stockholders of the Company taking place after the closing of the Merger; (vi) one member designated by Sonera Corporation and its affiliated entities, so long as the Sonera entities beneficially own at least 4,500,000 shares of Common Stock; and the remaining members of the board to be selected by a majority of the persons selected as described above.

         In addition, the Voting Agreement provides that in the event of the consummation of the transactions described in that certain Agreement and Plan of Reorganization, dated as of September 17, 1999 (as the same may be amended from time to time, the "Aerial Reorganization Agreement"), by and among VWC, the Company, VoiceStream Subsidiary III Corporation, a Delaware corporation ("Merger Sub"), Aerial Communications, Inc., a Delaware corporation ("Aerial"), and Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), pursuant to which, among other things, Merger Sub is to be merged with and into Aerial (such merger, together with the related transactions contemplated by the Aerial Reorganization Agreement, being referred to herein as the "Aerial Reorganization"), then TDS will become a party to the Voting Agreement, the number of members of the board of directors of the Company will be increased to 17, and TDS will be entitled to designate a member so long as TDS owns at least 4,500,000 shares of Common Stock.

         In addition, VWC and GS Group and the Limited Partnerships and certain other stockholders of the Company are party to a Registration Rights Agreement, dated as of May 3, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the stockholder parties to that agreement are entitled, subject to certain restrictions, to demand up to two registrations of their shares of Common Stock in any twelve month period and to participate in registrations initiated by the Company. The Registration Rights Agreement expires in July 2004.

         The foregoing descriptions of the Voting Agreement and the Registration Rights Agreement are subject to, and qualified in their entirety by reference to, the form of Voting Agreement and Registration Rights Agreement, which are filed as exhibits hereto and incorporated by reference into this Item 6.

         Except as described in this statement, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

         Item 7.  Material To be Filed as Exhibits.
                 --------------------------------

         99.1     The Voting Agreement (incorporated by reference to Exhibit
                  10.98 of the Schedule 13D filed on March 2, 2000 by John Stanton with respect to the Company).

         99.2 The Registration Rights Agreement (incorporated by reference to the exhibit filed with VoiceStream Wireless Corporation's registration statement on Form 10/A filed on April 13, 1999.

         99.3 Joint Filing Agreement, dated March 6, 2000, between Goldman, Sachs & Co., The Goldman Sachs Group, Inc., GS Capital Partners, L.P., GS Advisors, L.L.C., Stone Street Fund 1992, L.P., Bridge Street Fund 1992, L.P. and Stone Street 1992, L.L.C.

         99.4 Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co.

         99.5 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc.

         99.6 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners, L.P.

         99.7 Power of Attorney, dated February 1, 2000, relating to GS Advisors, L.L.C.

         99.8 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1992, L.P.

         99.9 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1992, L.P.

         99.10 Power of Attorney, dated December 16, 1999, relating to Stone Street 1992, L.L.C.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2000
                                     GOLDMAN, SACHS & CO.

                                     By:      /s/ Roger S. Begelman
                                              ---------------------
                                              Name:    Roger S. Begelman
                                              Title:  Attorney-in-Fact

                                     THE GOLDMAN SACHS GROUP, INC.

                                     By:      /s/ Roger S. Begelman
                                              ---------------------
                                              Name:    Roger S. Begelman
                                              Title:  Attorney-in-Fact

                                     GS ADVISORS, L.L.C.

                                     By:      /s/ Roger S. Begelman
                                              ---------------------
                                              Name:    Roger S. Begelman
                                              Title:  Attorney-in-Fact

                                     GS CAPITAL PARTNERS, L.P.

                                     By:      /s/ Roger S. Begelman
                                              ---------------------
                                              Name:    Roger S. Begelman
                                              Title:  Attorney-in-Fact

                                     STONE STREET FUND 1992, L.P.

                                     By:      /s/ Roger S. Begelman
                                              ---------------------
                                              Name:    Roger S. Begelman
                                              Title:  Attorney-in-Fact

                                     BRIDGE STREET FUND 1992, L.P.

                                     By:      /s/ Roger S. Begelman
                                              ---------------------
                                              Name:    Roger S. Begelman
                                              Title:  Attorney-in-Fact

                                     STONE STREET 1992, L.L.C.

                                     By:      /s/ Roger S. Begelman
                                              ---------------------
                                              Name:    Roger S. Begelman
                                              Title:  Attorney-in-Fact

                                  Exhibit Index
                                  -------------

99.1     The Voting Agreement (incorporated by reference to Exhibit 10.98 of the
         Schedule 13D filed on March 2, 2000 by John Stanton with respect to the Company).

99.2 The Registration Rights Agreement (incorporated by reference to the exhibit filed with VoiceStream Wireless Corporation's registration statement on Form 10/A filed on April 13, 1999.

99.3 Joint Filing Agreement, dated March 6, 2000, between Goldman, Sachs & Co., The Goldman Sachs Group, Inc., GS Capital Partners, L.P., GS Advisors, L.L.C., Stone Street Fund 1992, L.P., Bridge Street Fund 1992, L.P. and Stone Street 1992, L.L.C.

99.4     Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs
         & Co.

99.5 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc.

99.6 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners, L.P.

99.7     Power of Attorney, dated February 1, 2000, relating to GS Advisors,
         L.L.C.

99.8 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1992, L.P.

99.9 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1992, L.P.

99.10 Power of Attorney, dated December 16, 1999, relating to Stone Street 1992, L.L.C.

                                   SCHEDULE I
                                   ----------

         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below except John L. Thornton, Sir John Browne, James A. Johnson, John H. Bryan and Ruth J. Simmons is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC2M, England. The business address of James A. Johnson is Fannie Mae, 3900 Wisconsin Avenue NW, Washington, D.C. 20016. The business address of John H. Bryan is Three First National Plaza, Chicago, IL 60602-4260. The business address of Ruth
J. Simmons is Office of the President, Smith College, College Hall Room 20, Northhampton, MA 01063.

         Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name                    Present Principal Occupation
----                    ----------------------------

Henry M. Paulson, Jr.   Chairman and Chief Executive Officer of The Goldman
                        Sachs Group, Inc.

Robert J. Hurst         Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain           President and Co-Chief Operating Officer of The Goldman
                        Sachs Group, Inc.

John L. Thornton        President and Co-Chief Operating Officer of The Goldman
                        Sachs Group, Inc.

Sir John Browne         Group Chief Executive of BP Amoco plc

James A. Johnson        Chairman of the Executive Committee of the Board of
                        Fannie Mae

John H. Bryan           Chairman and Chief Executive Officer of Sara Lee
                        Corporation

Ruth J. Simmons         President of Smith College

John L. Weinberg        Senior Chairman of The Goldman Sachs Group, Inc.

                                 SCHEDULE II-A-i
                                 ---------------

         The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners, L.P. are set forth below.

         The business address for all the executive officers listed below except Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All executive officers listed below are United States citizens.

Name                                       Position                            Present Principal Occupation
----                                       --------                            ----------------------------

Richard A. Friedman                        Director/President                  Managing Director of
                                                                               Goldman, Sachs & Co.

Terence M. O'Toole                         Director/Vice President             Managing Director of
                                                                               Goldman, Sachs & Co.

Elizabeth S. Fascitelli                    Treasurer                           Managing Director of
                                                                               Goldman, Sachs & Co.

Joseph H. Gleberman                        Director/Vice President             Managing Director of
                                                                               Goldman, Sachs & Co.

Henry Cornell                              Vice President                      Managing Director of
                                                                               Goldman, Sachs & Co.

Barry S. Volpert                           Director/Vice President             Managing Director of
                                                                               Goldman Sachs International

David J. Greenwald                         Assistant Secretary                 Managing Director of
                                                                               Goldman, Sachs & Co.

Esta E. Stecher                            Assistant Secretary                 Managing Director of
                                                                               Goldman, Sachs & Co.

James B. McHugh                            Assistant Secretary                 Vice President of Goldman,
                                                                               Sachs & Co.

Patrick P. Mulvihill                       Assistant Treasurer                 Managing Director of
                                                                               Goldman, Sachs & Co.

Sarah Smith                                Assistant Treasurer                 Managing Director of
                                                                               Goldman, Sachs & Co.

Dan H. Jester                              Assistant Treasurer                 Managing Director of
                                                                               Goldman, Sachs & Co.

David A. Viniar                            Assistant Treasurer                 Managing Director of
                                                                               Goldman, Sachs & Co.

Katherine B. Enquist                       Vice President/Secretary            Vice President of Goldman,
                                                                               Sachs & Co.

Name                                       Position                            Present Principal Occupation
----                                       --------                            ----------------------------

John E. Bowman                             Vice President                      Vice President of Goldman,
                                                                               Sachs & Co.

Katherine L. Nissenbaum                    Vice President                      Vice President of Goldman,
                                                                               Sachs & Co.


                                      -20

                                SCHEDULE II-A-ii
                                ----------------

         The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C., are set forth below.

         The business address for each member listed below except Gene T. Sykes, Richard Sharp and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Richard Sharp and Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All members listed below except Richard S. Sharp and Sanjeev K. Mehra are United States citizens. Richard S. Sharp is a citizen of the United Kingdom and Sanjeev K. Mehra is a citizen of India.


Name                    Present Principal Occupation
----                    ----------------------------

Peter M. Sacerdote      Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman     Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman     Managing Director of Goldman, Sachs & Co.

Robin Neustein          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole      Managing Director of Goldman, Sachs & Co.

Gene T. Sykes           Managing Director of Goldman, Sachs & Co.

Henry Cornell           Managing Director of Goldman, Sachs & Co.

Robert V. Delaney       Managing Director of Goldman, Sachs & Co.

Richard S. Sharp        Managing Director of Goldman Sachs International

Barry S. Volpert        Managing Director of Goldman Sachs International

Sanjeev K. Mehra        Managing Director of Goldman, Sachs & Co.

Muneer A. Satter        Managing Director of Goldman, Sachs & Co.

                                 SCHEDULE II-B-i
                                 ---------------

         The name, position and present principal occupation of each executive officer of Stone Street 1992, L.L.C., the sole general partner of Stone Street Fund 1992, L.P. and the managing general partner of Bridge Street Fund 1992, L.P., are set forth below.

         The business address for each of the executive officers listed below is 85 Broad Street, New York, New York 10004.

         All executive officers listed below except Sanjeev K. Mehra are United [Untied] States citizens. Sanjeev K. Mehra is a citizen of India.


Name                      Position                  Present Principal Occupation
----                      --------                  ----------------------------

Richard A. Friedman       Vice President              Managing Director of
                                                      Goldman, Sachs & Co.

Terence M. O'Toole        Vice President              Managing Director of
                                                      Goldman, Sachs & Co.

Joseph H. Gleberman       Vice President              Managing Director of
                                                      Goldman, Sachs & Co.

Sanjeev K. Mehra          Vice President/Treasurer    Managing Director of
                                                      Goldman, Sachs & Co.

Peter G. Sachs            Vice President              Senior Director of The
                                                      Goldman, Sachs Group, Inc.

Peter M. Sacerdote        President                   Advisory Director of
                                                      Goldman, Sachs & Co.

David J. Greenwald        Vice President              Managing Director of
                                                      Goldman, Sachs & Co.

Esta E. Stecher           Vice President              Managing Director of
                                                      Goldman, Sachs & Co.

Patrick P. Mulvihill      Assistant Treasurer         Managing Director of
                                                      Goldman, Sachs & Co.

Sarah Smith               Assistant Treasurer         Managing Director of
                                                      Goldman, Sachs & Co.

Elizabeth S. Fascitelli   Vice President              Managing Director of
                                                      Goldman, Sachs & Co.

Katherine B. Enquist      Vice President/Secretary    Vice President of Goldman,
                                                      Sachs & Co.

Richard J. Stingi         Vice President              Vice President of Goldman,
                                                      Sachs & Co.

John E. Bowman            Vice President              Vice President of Goldman,
                                                      Sachs & Co.

Name                      Position                  Present Principal Occupation
----                      --------                  ----------------------------

Katherine L. Nissenbaum   Vice President              Vice President of Goldman,
                                                      Sachs & Co.

                                SCHEDULE II-B-ii
                                ----------------

         The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 1992, L.L.C., are set forth below.

         The business address for each member listed below is 85 Broad Street, New York, New York 10004.

         All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.


Name                    Present Principal Occupation
----                    ----------------------------

Peter M. Sacerdote      Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs          Senior Director of The Goldman Sachs Group,
                        Inc.

Richard A. Friedman     Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman     Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole      Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra        Managing Director of Goldman, Sachs & Co.

                                  SCHEDULE III
                                  ------------

                        VoiceStream Wireless Corporation
                              Cusip No. 928615103

Purchases           Sales          Price          Trade Date          Settlement Date
-------------------------------------------------------------------------------------
                    1,250        120.1625         10-Jan-00           13-Jan-00
                      500        137.2500         24-Jan-00           27-Jan-00
                    1,250        120.1625         10-Jan-00           13-Jan-00
                      500        137.2500         24-Jan-00           27-Jan-00
      600                        151.2500         17-Feb-00           23-Feb-00
    4,866                        154.5000         17-Feb-00           23-Feb-00
      300                        125.9403         28-Jan-00            2-Feb-00
      700           1,000        125.9403         31-Jan-00            3-Feb-00
      750                        101.5000         12-Jan-00           18-Jan-00
                    1,2500       137.5000         24-Jan-00           27-Jan-00
      500                        117.1250         14-Jan-00           20-Jan-00
      450                        127.4907          3-Jan-00            6-Jan-00
      450                        127.4907          3-Jan-00            6-Jan-00
      800                        102.6944         12-Jan-00           18-Jan-00
      450                        127.4907          3-Jan-00            6-Jan-00
    1,000                        102.6944         12-Jan-00           18-Jan-00